ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 15*)

Sapiens International Corporation N.V.
(Name of Issuer)

Common Shares, € 0.01 par value
(Title of Class of Securities)

N7716A102
(CUSIP Number)

Guy Bernstein
Formula Systems (1985) Ltd.
5 Haplada St.
Or-Yehuda 60218, Israel
972-3-5389487
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  Rule 13d-1(f) or  Rule 13d-1(g), check the following box.      ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A102
1.	NAMES OF REPORTING PERSONS
Formula Systems (1985) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,690,450
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,690,450
		10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,690,450
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 75.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer.

This statement relates to common shares, par value € 0.01 (“Common Shares”) of Sapiens International Corporation N.V. (“Sapiens”).

The issuer is a Curaçao company, whose principal executive offices are located at Landhuis Joonchi; Kaya Richard J. Beaujon z/n; P.O. Box 837 Willemstad, Curaçao.

Item 2: Identity and Background

The name of the reporting corporation is Formula Systems (1985) Ltd. (“Formula”), which is organized under the laws of Israel.

Formula’s principal business is holding and managing interests in companies that provide global IT solutions and services.

Formula’s principal office is located at 5 Haplada St., Or-Yehuda, 60218, Israel

There are no criminal convictions or civil judgments or injunctions to report under Item 2(d) or (e) of Schedule 13D.

Item 3: Source or Amount of Funds or Other Consideration

Between July 11, 2011 through August 18, 2011, Formula purchased 294,593 Common Shares in private transactions for an aggregate purchase price of $1,146,253.  The source of such funds was Formula’s working capital.

Item 4: Purpose of Transaction

Formula has acquired the securities of Sapiens for long term investment purposes.

Formula may from time to time acquire additional Common Shares in the public market or in privately negotiated transactions.

Formula does not have any current plans to dispose of the securities of the issuer or to effect any other transaction described in Items 4(b) through (j) of Schedule 13D.

Item 5: Interest in Securities of the Issuer

(a), (b) Formula is the beneficial owner of and has sole voting and dispositive power with respect to 16,690,450 Common Shares out of total outstanding Common Shares of 22,090,276 which represents 75.6% of the outstanding shares of Sapiens.

(c) During the past sixty days, Formula purchased Common Shares in the following transactions:

Date	Number of Shares	Price per Share	Nature of Transaction
June 22, 2011	31,863	$3.59	off-market purchase
June 27, 2011	40,000	$3.61	off-market purchase
June 28, 2011	30,000	$3.62	off-market purchase
June 29, 2011	30,000	$3.65	off-market purchase
July 4, 2011	24,000	$3.65	off-market purchase
July 10, 2011	44,000	$3.72	off-market purchase
July 24, 2011	15,000	$3.88	off-market purchase
July 28, 2011	34,654	$3.85	off-market purchase
August 3, 2011	21,500	$3.85	off-market purchase
August 4, 2011	24,500	$3.82	off-market purchase
August 10, 2011	33,000	$3.84	off-market purchase
August 11, 2011	40,000	$3.83	off-market purchase
August 14,2011	27,556	$3.88	off-market purchase
August 16, 2011	37,028	$3.90	off-market purchase
August 17, 2011	29,355	$3.99	off-market purchase
August 18, 2011	32,000	$4.06	off-market purchase

(d) None.

(e) N/A.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7: Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2011

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein
Name: Guy Bernstein Title: Chief Executive Officer